UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          Allied Waste Industries, Inc.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                    019589308
                                 (CUSIP Number)

                                    Ivy Dodes
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 3, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019589308                   13D/A                   Page 2 of 19 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [X]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*

          Not applicable

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)    [X]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Switzerland

                           7   SOLE VOTING POWER

                               See Item 5.
     NUMBER OF
      SHARES               8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                  See Item 5.
  EACH REPORTING
      PERSON               9   SOLE DISPOSITIVE POWER
       WITH
                               See Item 5.

                           10  SHARED DISPOSITIVE POWER

                               See Item 5.

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Item 5.

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [ ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5.

     14   TYPE OF REPORTING PERSON*

          BK, HC

               This Amendment No. 2 amends and supplements the Report on
Schedule 13D, originally filed on August 10, 1999 and subsequently amended on January 29, 2001 (the "Schedule 13D"), with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Allied Waste Industries, Inc. (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

      Item 2.  Identity and Background.

               The response set forth in Item 2 of the Schedule 13D is hereby amended as follows:

               (i) by deleting the first paragraph and replacing it with the following:

               "In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13D is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010."

               (ii) by adding after the third paragraph the following:

               "Credit Suisse First Boston LLC ("CSFB LLC"), a Delaware limited liability company, is a registered broker-dealer and the successor company of CSFBC. CSFB-USA is the sole member of CSFB LLC. All further references to CSFBC in this Schedule 13D shall be deemed to refer to CSFB LLC, except for the litigation history relating to CSFBC set forth below. The address of the principal business and office of each of CSFBI, CSFB-USA and CSFB LLC is Eleven Madison Avenue, New York, New York 10010."

               (iii) by deleting the eighteenth through twentieth paragraphs and replacing them with the following:

               "CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit (the "Credit Suisse Financial Services business unit"). CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

               CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of the securities of the issuer to which this Schedule 13D relates (the "Shares") and such Shares are not reported in this Schedule 13D. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit."

               (iv) by adding after the twenty-fourth paragraph the following:

               "On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. ("NASDR") and the Securities and Exchange Commission ("SEC") resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings ("IPOs"). CSFB-USA was then the sole stockholder of CSFBC.

               CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC's Complaint or the Letter of Acceptance, Waiver and Consent ("AWC") filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated "hot" IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

               Under the terms of the coordinated settlement:

            o CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

            o CSFBC has adopted and is implementing revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations, and enhanced supervisory procedures, which may include the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

               In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR's review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

               The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

               Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC's conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

               On November 26, 1996, the SEC brought a civil action in federal court in California against CSFBC and two former employees of its public finance department relating to CSFBC's role as lead underwriter of a September 1994 Orange County pension obligation bond ("POB") financing, which the county completed 10 weeks prior to its bankruptcy. The SEC alleged that the Official Statement misrepresented and omitted material facts about the Orange County Investment Pool, including the Pool's investment strategy, the risks of that strategy and the Pool's investment losses, and it sought to hold CSFBC responsible for the alleged omissions and misrepresentations. The complaint alleged violations of certain anti-fraud provisions, including Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder,
Section 15B(c)(1) of the Exchange Act, and MSRB Rule G-17. CSFBC filed its answer to the complaint on January 13, 1997, in which it denied all allegations of misconduct and asserted twelve affirmative defenses.

               On January 29, 1998, the lawsuit was dismissed with prejudice, upon the consent of the SEC, CSFBC and the individual defendants, as part of an out-of-court settlement of this matter. Also pursuant to that settlement, CSFBC and the individual defendants, without admitting or denying liability, consented to the entry of a SEC administrative order finding negligence-based violations of Sections 17(a)(2) and (a)(3) of the Securities Act and MSRB Rule G-17. CSFBC and the two individuals agreed to pay monetary penalties of $800,000, $35,000 and $35,000 respectively. The SEC administrative order contained no allegation or finding of any fraudulent, intentional or reckless misconduct by CSFBC or any of its current or former employees."

      Item 5.  Interest in Securities of the Issuer.

               The response set forth in (a) and (b) of Item 5 of the Schedule 13D is hereby amended as follows:

               (i) by deleting the third through fifteenth paragraphs and replacing them with the following:

               "As of the date of this Amendment No. 2, Partners II, Partners II-A, Millenium, Millenium-A, EAB, Offshore II, Diversified, Diversified-A, ESC, ESC II and Funding II directly hold among themselves (pursuant to a Second Amended and Restated Shareholders Agreement dated July 30, 1999, filed as an exhibit to the Schedule 13D) 110,000 shares of Preferred Stock convertible into 6,111,111 shares of Common Stock and have the shared power to vote and direct the disposition of all such Preferred Stock, as well as any Common Stock into which it converts, in accordance with the relationships described in Item 2.

               In addition, in the ordinary course of the Reporting Person's business, CSFB LLC directly holds approximately 153,248 shares of Common Stock in proprietary trading and investment accounts.

               As a result of the holdings of the Company's securities described above, the Reporting Person may be deemed to beneficially own indirectly 6,264,359 shares of Common Stock, representing 3.2% of the outstanding shares of Common Stock."

               The response set forth in (c) of Item 5 of the Schedule 13D is hereby deleted and replaced by the following:

               "No transactions in the Shares or Preferred Stock have been effected since September 4, 2000 by the Reporting Person, CSFB LLC, CSFBI, CSFB-USA or the DLJ Entities, except that CSFBC and CSFB LLC have effectuated transactions in the Shares in the ordinary course of their dealing business."

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  March 19, 2003

                                             Credit Suisse First Boston, acting
                                             solely on behalf of the Credit
                                             Suisse First Boston business unit.

                                             By: /s/ Ivy Dodes
                                                 ------------------------------
                                                 Name: Ivy Dodes
                                                 Title: Managing Director

                                    SCHEDULES

                                                                      Schedule A


            Executive Officers and Members of the Board of Directors

                                       of

                          DLJ Merchant Banking II, Inc.

                  The following table sets forth the name, business address, present principal occupation and citizenship of each board member and executive officer of DLJ Merchant Banking II, Inc. The business address of DLJ Merchant Banking II, Inc. is 11 Madison Avenue, New York, NY 10010.



Name and Title             Business Address         Title and Principal Occupation     Citizenship
--------------             ----------------         ------------------------------     -----------
Nicole S. Arnaboldi        11 Madison Avenue        Board Member                       USA
                           New York, NY 10010

Thompson Dean              11 Madison Avenue        Board Member                       USA
                           New York, NY 10010

Lawrence M.v.D. Schloss    11 Madison Avenue        Board Member                       USA
                           New York, NY 10010

Carlos Garcia              11 Madison Avenue        Managing Director                  Argentina
                           New York, NY 10010

Raymond M. Disco           11 Madison Avenue        Treasurer                          USA
                           New York, NY 10010

Edward A. Poletti          11 Madison Avenue        Senior Vice President &            USA
                           New York, NY 10010       Controller

                                                                      Schedule B


            Executive Officers and Members of the Board of Directors

                                       of

                         DLJ Diversified Partners, Inc.

                  The following table sets forth the name, business address, present principal occupation and citizenship of each board member and executive officer of DLJ Diversified Partners, Inc. The business address of DLJ Diversified Partners, Inc. is 11 Madison Avenue, New York, NY 10010.


Name and Title             Business Address         Title and Principal Occupation     Citizenship
--------------             ----------------         ------------------------------     -----------
Lawrence M.v.D. Schloss    11 Madison Avenue        Chief Operating Officer &          USA
                           New York, NY 10010       Managing Director

Nicole S. Arnaboldi        11 Madison Avenue        Managing Director                  USA
                           New York, NY 10010

Thompson Dean              11 Madison Avenue        Managing Director                  USA
                           New York, NY 10010

Susan C. Schnabel          11 Madison Avenue        Managing Director                  USA
                           New York, NY 10010

Barry A. Sholem            11 Madison Avenue        Managing Director                  USA
                           New York, NY 10010

Edward A. Poletti          11 Madison Avenue        Vice President & Controller        USA
                           New York, NY 10010

                                                                      Schedule C


            Executive Officers and Members of the Board of Directors

                                       of

                             DLJMB Funding II, Inc.

                  The following table sets forth the name, business address, present principal occupation and citizenship of each board member and executive officer of DLJMB Funding II, Inc. The business address of DLJMB Funding II, Inc. is 11 Madison Avenue, New York, NY 10010.


Name and Title             Business Address         Title and Principal Occupation     Citizenship
--------------             ----------------         ------------------------------     -----------
Lawrence M.v.D. Schloss    11 Madison Avenue        Board Member                       USA
                           New York, NY 10010

Raymond M. Disco           11 Madison Avenue        Treasurer                          USA
                           New York, NY 10010

George R. Hornig           11 Madison Avenue        Board Member, Executive Vice       USA
                           New York, NY 10010       President

                                                                      Schedule D


            Executive Officers and Members of the Board of Directors

                                       of

                 Credit Suisse First Boston Private Equity, Inc.
                      (f.k.a. DLJ Capital Investors, Inc.)

                  The following table sets forth the name, business address, present principal occupation and citizenship of each board member and executive officer of Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is 11 Madison Avenue, New York, NY 10010.


Name and Title             Business Address         Title and Principal Occupation     Citizenship
--------------             ----------------         ------------------------------     -----------
Lawrence M.v.D. Schloss    11 Madison Avenue        Board Member & Chief Executive     USA
                           New York, NY 10010       Officer

George R. Hornig           11 Madison Avenue        Chief Operating Officer            USA
                           New York, NY 10010

Kenneth J. Lohsen          11 Madison Avenue        Controller                         USA
                           New York, NY 10010

Laura Raftery              11 Madison Avenue        Treasurer                          USA
                           New York, NY 10010

Edward A. Poletti          11 Madison Avenue        Chief Financial Officer            USA
                           New York, NY 10010

Nicole S. Arnaboldi        11 Madison Avenue        Chief Operating Officer--Funds      USA
                           New York, NY 10010       Management

                                                                      Schedule E

            Executive Officers and Members of the Board of Directors

                                       of

                      DLJ LBO Plans Management Corporation

         The following table sets forth the name, business address, present principal occupation and citizenship of each board member and executive officer of DLJ LBO Plans Management Corporation. The business address of DLJ LBO Plans Management Corporation is 11 Madison Avenue, New York, NY 10010.


Name and Title             Business Address         Title and Principal Occupation     Citizenship
--------------             ----------------         ------------------------------     -----------
George R. Hornig           11 Madison Avenue        Board Member, President            USA
                           New York, NY 10010

Joseph F. Huber            11 Madison Avenue        Board Member, Vice President       USA
                           New York, NY 10010

David C. O'Leary           11 Madison Avenue        Board Member, Vice President       USA
                           New York, NY 10010

Raymond M. Disco           11 Madison Avenue        Treasurer                          USA
                           New York, NY 10010

Edward A. Poletti          11 Madison Avenue        Senior Vice President, Controller  USA
                           New York, NY 10010

                                                                      Schedule F

            Executive Officers and Members of the Board of Directors

                                       of

                         Credit Suisse First Boston LLC

         The following table sets forth the name, business address, present principal occupation and citizenship of each board member and executive officer of CSFB LLC. The business address of CSFB LLC is 11 Madison Avenue, New York, NY 10010.


Name                       Business Address         Title and Principal Occupation     Citizenship
----                       ----------------         ------------------------------     -----------
John J. Mack               11 Madison Avenue        President, Chief Executive         USA
                           New York, NY 10010       Officer, Board Member

Brady W. Dougan            11 Madison Avenue        Managing Director, Board Member    USA
                           New York, NY 10010

D. Wilson Ervin            11 Madison Avenue        Managing Director                  USA
                           New York, NY 10010

Robert C. O'Brien          11 Madison Avenue        Managing Director                  USA
                           New York, NY 10010

Carlos Onis                11 Madison Avenue        Managing Director, Board Member    USA
                           New York, NY 10010

David C. Fisher            11 Madison Avenue        Chief Financial Officer            USA
                           New York, NY 10010

Frank J. DeCongelio        11 Madison Avenue        Head of Operations                 USA
                           New York, NY 10010

Lewis H. Wirshba           11 Madison Avenue        Treasurer                          USA
                           New York, NY 10010

Rochelle Pullman           11 Madison Avenue        Controller                         USA
                           New York, NY 10010

Gary G. Lynch              11 Madison Avenue        Managing Director and General      USA
                           New York, NY 10010       Counsel

                                                                      Schedule G

            Executive Officers and Members of the Board of Directors

                                       of

                     Credit Suisse First Boston (USA), Inc.

         The following table sets forth the name, business address, present principal occupation and citizenship of each board member and executive officer of CSFB-USA. The business address of CSFB-USA is 11 Madison Avenue, New York, NY 10010.


Name                       Business Address         Title and Principal Occupation     Citizenship
----                       ----------------         ------------------------------     -----------
John J. Mack               11 Madison Avenue        President, Chief Executive         USA
                           New York, NY 10010       Officer, Board Member

Brady W. Dougan            11 Madison Avenue        Head of Securities Division,       USA
                           New York, NY 10010       Board Member

D. Wilson Ervin            11 Madison Avenue        Head of Strategic Risk             USA
                           New York, NY 10010       Management

David C. Fisher            11 Madison Avenue        Chief Financial and Accounting     USA
                           New York, NY 10010       Officer

Robert C. O'Brien          11 Madison Avenue        Chief Credit Officer               USA
                           New York, NY 10010

Adebayo Ogunlesi           11 Madison Avenue        Head of Global Investment          Nigeria
                           New York, NY 10010       Banking, Board Member

Lewis H. Wirshba           11 Madison Avenue        Treasurer                          USA
                           New York, NY 10010

Neil Moskowitz             11 Madison Avenue        Managing Director                  USA
                           New York, NY 10010

Carlos Onis                11 Madison Avenue        Managing Director                  USA
                           New York, NY 10010

Neil Radey                 11 Madison Avenue        Managing Director                  USA
                           New York, NY 10010

Stephen R. Volk            11 Madison Avenue        Managing Director,                 USA
                           New York, NY 10010       Board Member

Eileen Murray              11 Madison Avenue        Managing Director,                 USA
                           New York, NY 10010       Board Member

Gary G. Lynch              11 Madison Avenue        Managing Director & General        USA
                           New York, NY 10010       Counsel

Brian D. Finn              11 Madison Avenue        Board Member                       USA
                           New York, NY 10010

Jeffrey M. Peek            11 Madison Avenue        Managing Director, Head of         USA
                           New York, NY 10010       Financial Services Division,
                                                    Board Member

Barbara A. Yastine         11 Madison Avenue        Board Member                       USA
                           New York, NY 10010

Andrew B. Federbusch       11 Madison Avenue        Managing Director                  USA
                           New York, NY 10010

Luther L. Terry, Jr.       11 Madison Avenue        Managing Director                  USA
                           New York, NY 10010

Jeffrey H. Salzman         11 Madison Avenue        Managing Director, Head of         USA
                           New York, NY 10010       Private Client
                                                    Services/Pershing

                                                                      Schedule H

            Executive Officers and Members of the Board of Directors

                                       of

                        Credit Suisse First Boston, Inc.

         The following table sets forth the name, business address, present principal occupation and citizenship of each board member and executive officer of CSFBI. The business address of CSFBI is 11 Madison Avenue, New York, NY 10010.


Name                       Business Address         Title and Principal Occupation     Citizenship
----                       ----------------         ------------------------------     -----------
John J. Mack               11 Madison Avenue        President, Chief Executive         USA
                           New York, NY 10010       Officer, Board Member

Brady W. Dougan            11 Madison Avenue        Managing Director                  USA
                           New York, NY 10010

D. Wilson Ervin            11 Madison Avenue        Managing Director                  USA
                           New York, NY 10010

David C. Fisher            11 Madison Avenue        Managing Director, Chief           USA
                           New York, NY 10010       Accounting Officer & Controller

Robert C. O'Brien          11 Madison Avenue        Managing Director, Chief Credit    USA
                           New York, NY 10010       Officer

Lewis H. Wirshba           11 Madison Avenue        Managing Director, Treasurer       USA
                           New York, NY 10010

Neil Moskowitz             11 Madison Avenue        Managing Director                  USA
                           New York, NY 10010

David C. O'Leary           11 Madison Avenue        Managing Director                  USA
                           New York, NY 10010

Carlos Onis                11 Madison Avenue        Managing Director                  USA
                           New York, NY 10010

Neil Radey                 11 Madison Avenue        Managing Director                  USA
                           New York, NY 10010

Adebayo Ogunlesi           11 Madison Avenue        Managing Director                  Nigeria
                           New York, NY 10010

Stephen R. Volk            11 Madison Avenue        Board Member                       USA
                           New York, NY 10010

Gary G. Lynch              11 Madison Avenue        Managing Director & General        USA
                           New York, NY 10010       Counsel

Eileen Murray              11 Madison Avenue        Managing Director                  USA
                           New York, NY 10010

Jeffrey H. Salzman         11 Madison Avenue        Managing Director                  USA
                           New York, NY 10010

Jeffrey M. Peek            11 Madison Avenue        Managing Director                  USA
                           New York, NY 10010

                                                                      Schedule I

                               Executive Officers

                                       of

                              the Reporting Person

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is 11 Madison Avenue, New York, NY 10010.


Name                       Business Address         Title                              Citizenship
----                       ----------------         ------------------------------     -----------
John J. Mack               11 Madison Avenue        Chief Executive Officer,           USA
                           New York, NY 10010       Chairman

Christopher Carter         11 Madison Avenue        Chairman of Europe                 Great Britain
                           New York, NY 10010

Brady W. Dougan            11 Madison Avenue        Co-President, Institutional        USA
                           New York, NY 10010       Securities

Stephen R. Volk            11 Madison Avenue        Chairman of CSFB                   USA
                           New York, NY 10010

Thomas R. Nides            11 Madison Avenue        Chief Administrative Officer       USA
                           New York, NY 10010

Hector W. Sants            One Cabot Square         Chief Executive Officer and        Great Britain
                           London, England          Assistant Vice Chairman of
                                                    European Region

Richard E. Thornburgh      11 Madison Avenue        Chief Risk Officer of Credit       USA
                           New York, NY 10010       Suisse Group

Adebayo Ogunlesi           11 Madison Avenue        Global Head of Investment Banking  Nigeria
                           New York, NY 10010

Eileen K. Murray           11 Madison Avenue        Head of Global Technology,         USA
                           New York, NY 10010       Operations and Product Control

Brian Finn                 11 Madison Avenue        Member of CSFB Office of the       USA
                           New York, NY 10010       Chairman

Gary G. Lynch              11 Madison Avenue        Global General Counsel and Vice    USA
                           New York, NY 10010       Chairman to Oversee Research and
                                                    Legal and Compliance Departments

Paul Calello               11 Madison Avenue        Chairman and Chief Executive       USA
                           New York, NY 10010       Officer of the Asia-Pacific
                                                    Region

Michael Clark              11 Madison Avenue        Co-Head of the Equity Division     USA
                           New York, NY 10010

Bennett J. Goodman         11 Madison Avenue        Chairman of Merchant Banking       USA
                           New York, NY 10010       and Leverage Finance

James P. Healy             11 Madison Avenue        Co-Head of the Fixed Income        USA
                           New York, NY 10010       Division

James E. Kreitman          11 Madison Avenue        Co-Head of the Equity Division     USA
                           New York, NY 10010

Jeffrey M. Peek            11 Madison Avenue        Vice Chairman and Head of          USA
                           New York, NY 10010       Financial Services Division

Jerry Wood                 11 Madison Avenue        Co-Head of the Fixed Income        USA
                           New York, NY 10010       Division

Barbara A. Yastine         11 Madison Avenue        Chief Financial Officer            USA
                           New York, NY 10010